BB 6/4

02021941

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33949

SEC MAIL PROCESSING RECEIVED MAY 30 2002 WASH. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kinsell, Newcomb & De Dios, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

462 Stevens Avenue, Suite 308
(No. and Street)

Solana Beach, CA 92075
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Jeffery Kinsell (858) 793-5900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster, Certified Public Accountants, A Professional Corporation
(Name — *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500, San Diego, CA 92108
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OK-UF 6-17-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Jeffery Kinsell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinsell, Newcomb & De Dios, Inc., as of March 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None.

ELIZABETH FITZPATRICK
Comm. # 1188088
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires June 26, 2002

Elizabeth Fitzpatrick
Notary Public

J. Jeffery Kinsell
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

KINSELL, NEWCOMB & DeDIOS, INC.

March 31, 2002 and 2001

PANNELL
KERR
FORSTER

KINSELL, NEWCOMB & DeDIOS, INC.
March 31, 2002 and 2001

TABLE OF CONTENTS

PKF

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

Report of Independent Auditors'

The Board of Directors and Stockholders
Kinsell, Newcomb & DeDios, Inc.

We have audited the accompanying statements of financial condition of Kinsell, Newcomb & DeDios, Inc. as of March 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Kinsell, Newcomb & DeDios, Inc. as of March 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the statements of financial condition taken as a whole.

PKF

San Diego, California
May 20, 2002

PKF
Certified Public Accountants
A Professional Corporation

KINSELL, NEWCOMB & DeDIOS, INC.
STATEMENTS OF FINANCIAL CONDITION
March 31, 2002 and 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 456,706	$ 317,213
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $185,510 and $178,688, respectively.	107,555	141,463
Deposits	520,643	299,097
Securities	101,951	–
Advances to related parties, net	–	88,116
Prepaid expenses	20,459	15,603
Other assets	42,645	7,500
Total assets	$ 1,249,959	$ 868,992

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities:		
Accounts payable and accrued liabilities	$ 585,325	$ 241,301
Capital lease obligation	6,650	8,045
	591,975	249,346
Liabilities subordinated to claims of general creditors	90,000	90,000
Total liabilities	681,975	339,346
Commitments		
Stockholders' equity:		
Common stock, no par value; Authorized shares - 100,000 Outstanding shares - 10,000	93,927	93,927
Retained earnings	474,057	435,719
Total stockholders' equity	567,984	529,646
Total liabilities and stockholders' equity	$ 1,249,959	$ 868,992

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Kinsell, Newcomb & DeDios, Inc., (the "Company") (formerly Kinsell, O'Neal, Newcomb, & DeDios, Inc.), was incorporated in California on March 22, 1985. The Company provides investment banking, underwriting, consulting and financial advisory services for public corporations which are issuers of municipal securities. The Company does not carry customer accounts or hold securities for the accounts of customers. The Company trades securities for its own account through other full-service brokerage firms. The Company is a member of the National Association of Securities Dealers, Inc.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank accounts at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At March 31, 2002 and 2001, the Company's uninsured cash balances totaled $43,997 and $2,259, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

The Company maintains its clearing accounts at one financial institution located in Texas. The accounts at this institution are insured by the Securities Investors Protection Corporation (SIPC) up to $100,000. At March 31, 2002 and 2001, the Company's uninsured cash balances totaled $212,609 and $114,854, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years, or the life of the lease if shorter.

Deposits

Deposits consist primarily of good faith deposits made by the Company for future placements of municipal underwritings. Also included in deposits are lease, electricity and other deposits amounting to approximately $14,000 at both March 31, 2002 and 2001, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

401(K) Plan

On January 1, 1999, the Company instituted a 401(K) plan. Employees may participate if they are 21 years or older and after they have been employed one full year with a minimum 1,000 hours of actual service performed. An employee may contribute up to 15% of their pay, subject to the maximum amount permitted by law. The Company matches 75% of the employees contribution and the amounts vest 20% each year, with an individual being fully vested after five years. In January 2002, the Company amended its 401(k) Plan for the Company to match up to 6% of the employee contributions which would vest immediately. For the years ended March 31, 2002 and 2001, employees contributed $88,434 and $76,604, respectively and the Company's matching contributions for March 31, 2002 and 2001 were $66,808 and $57,080, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is required under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15-to-1. The basic concept of the rule is liquidity; its objective being to require a broker or dealer to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2002 and 2001, the Company had net capital, as defined, of $470,785 and $327,075, which is $370,785 and $227,075 more than the required minimum capital, and a ratio of aggregate indebtedness to net capital of 1.24-to-1 and 0.74-to-1, respectively.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K(2)(B) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 3 - ADVANCES TO RELATED PARTIES

Advances to related parties include advances to officers of the Company and notes receivable from partnerships and corporations whose primary partners or owners are officers of the Company. These advances are payable on demand, unsecured, and generally non-interest-bearing. As of March 31, 2002 and 2001, receivables from related parties amounted to $0 and $86,116, respectively. During the year ended March 31, 2002, the Company advanced an additional $303,009 to these related parties. At March 31, 2002 the Company assessed its receivable with For the Game, LLC. as uncollectible and fully allowed for all of its advances, which amounted to $342,624.

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities for the years ended March 31, were as follows:

	2002	2001
Accounts payable	201,274	111,669
Accrued liabilities	49,217	101,087
Bonuses payable	287,599	–
Other payables	47,235	28,545
	$ 585,325	$ 241,301

NOTE 5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities at March 31 are as follows:

	2002	2001
Note payable to Laverne Punke, related party		
Maturity date - April 30, 2002, subsequently extended to April 30, 2004	$ 90,000	$ 90,000

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers. The subordinated liability is added to shareholders' equity and excluded from aggregate indebtedness in computing net capital under Rule 15c3-1 of the Securities Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6 - INCOME TAXES

The Company accounts for its income taxes under SFAS 109 which uses an asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the use of accelerated cost recovery for tax purposes.

NOTE 6 - INCOME TAXES (Continued)

The income tax expense consists of the following for the years ended March 31:

	2002	2001
Current (provision):		
Federal	$ –	$ –
State	(7,000)	(7,000)
	(7,000)	(7,000)
Deferred (benefit):		
Federal	–	–
State	–	–
	–	–
	$ (7,000)	$ (7,000)

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

	2001	2000
Deferred tax assets:		
Net operating losses	$ –	$ 32,100
Lease abandonment costs	19,300	19,300
Depreciation	7,900	5,400
Other	11,400	11,000
Total deferred tax assets	38,600	67,800
Valuation allowance deferred tax assets	(38,600)	(67,800)
	$ –	$ –

The valuation allowance decreased by $29,200 and $190,700 from March 31, 2001 and 2000, respectively. At March 31, 2002, the Company had no remaining federal or California tax net operating loss carry forwards. The Company also has federal tax credit carryforwards of approximately $7,000 which carry forward indefinitely.

The effective tax rate varied from the federal statutory rate of 34% for the year ended March 31, 2001 primarily as a result of the benefit from utilizing previously allowed for net operating loss carryforwards.

NOTE 7 - LEASE COMMITMENTS

Capital lease

The Company leases certain office equipment under a capital lease agreement, with imputed interest rates ranging from 11% to 40%, due in monthly installments of $1,119 through July and September 2003. The office equipment that collateralizes the leases has a net book value of $6,650 and $8,045 as of March 31, 2002 and 2001, respectively.

Operating Leases

The Company leases its current office space under an operating lease that expires February 28, 2004. In July 2001, the Company entered into a twelve month office lease for its northern California office.

During the year ended March 31, 2000 the Company entered into a thirty-six month vehicle operating lease on behalf of one of its officers.

At March 31, 2002, the annual future minimum lease payments under operating and capital leases are as follows:

	Operating Leases	Capital Lease
2003	143,294	8,337
2004	127,746	–
Total minimum lease payments	$ 271,040	8,337
Less amount representing interest		1,687
Present value of net minimum lease payments		6,650
Less current maturities		6,650
Long-term lease obligations		$ –

SUPPLEMENTAL INFORMATION

KINSELL, NEWCOMB & DeDIOS, INC.
Schedule 1
Computation of Aggregate Indebtedness and
Net Capital Under Rule 15c3-1
March 31, 2002 and 2001

	2002	2001
NET CAPITAL		
Total stockholders' equity	$ 567,984	$ 529,646
Subordinated liabilities	90,000	90,000
	657,984	619,646
Deductions:		
Petty cash	100	100
Advances to related parties	–	88,116
Furniture, equipment and leasehold improvements, net	100,905	133,418
Prepaids	20,459	15,603
Deposits	14,268	47,834
Other	42,645	7,500
Total deductions	178,377	292,571
Net capital before haircuts on securities positions	479,607	327,075
Haircuts on securities	(8,822)	–
Net capital	470,785	327,075
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000	100,000
EXCESS NET CAPITAL	$ 370,785	$ 227,075
AGGREGATE INDEBTEDNESS		
Total liabilities excluding subordinated loans and liabilities secured by assets	$ 585,325	$ 241,301
Total aggregate indebtedness	$ 585,325	$ 241,301
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.24 to 1	0.74 to 1

KINSELL, NEWCOMB & DeDIOS, INC.
Schedule 2
Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Respondent as Filed in Part II of Form X-17A-5
March 31, 2002 and 2001

	2002	2001
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as reported by Respondent in Part II of Form X-17A-5 as of March 31 (Unaudited)	$ 585,325	$ 194,401
Audit adjustments	–	46,900
Total as computed on Schedule 1	$ 585,325	$ 241,301
NET CAPITAL		
Net capital as reported by Respondent in Part II of Form X-17A-5 as of March 31 (Unaudited)	$ 470,885	$ 374,075
Other adjustments	(100)	–
Audit adjustments	–	(47,000)
Total as computed on Schedule 1	$ 470,785	$ 327,075

KINSELL, NEWCOMB & DeDIOS, INC.
Computation for Determination of Reserve
Requirements and Information Relating to
Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
March 31, 2002 and 2001

The Company does not effect transactions for customers, as defined in Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

Report of Independent Auditors' on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Kinsell, Newcomb & DeDios, Inc.

In planning and performing our audits of the financial statements of Kinsell, Newcomb & DeDios, Inc. (the "Company") for the years ended March 31, 2002 and 2001, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures during the years ended March 31, 2002 and 2001) followed by the Company that we considered relevant to the objectives stated in Rule 17a5(g): (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (ii) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company, (i) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audits of the financial statements of the Company for the years ended March 31, 2002 and 2001, and this report does not affect our report thereon dated May 20, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

At March 31, 2002, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during the audits indicating that such conditions had not been complied with during the years ended March 31, 2002 and 2001.

PKF

San Diego, California
May 20, 2002

PKF
Certified Public Accountants
A Professional Corporation